Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX; (PGH) - NYSE

Incident at Pengrowth’s Swan Hills Gas Gathering Pipeline System

(Calgary, January 2, 2011) – On January 1, 2011, Pengrowth Energy Corporation staff and local authorities responded to a pipeline incident at the Swan Hills gas gathering pipeline system in North Central Alberta.

Early Saturday morning, the rupture of a pipeline in the Swan Hills gas gathering pipeline system, north of the Judy Creek gas processing facility, resulted in an explosion and subsequent fire. Pengrowth initiated its Emergency Response Plan and the pipeline was quickly isolated and contained.  No injuries occurred.  The pipeline is currently in the final stages of being depressured and the fire is now minimal and contained to the immediate area of the rupture. The pipeline rupture and fire caused very limited damage or public disruption, as it occurred in a relatively isolated area with no other oil and gas facilities nearby and no public buildings or private residences in the vicinity.

The Royal Canadian Mounted Police and the Swan Hills Fire Department responded to the incident. No specific cause of the pipeline rupture and fire is known at this time and a full investigation is being conducted.

The incident has resulted in the shut-in of approximately 2,200 barrel of oil equivalent per day of Pengrowth production.  This is due to the need to reduce gas production from several of the nearby large oilfields until pipeline repairs can be made.  At this time repairs are anticipated to take five to ten days.  Pengrowth will continue to monitor the situation and provide updates if necessary.

About Pengrowth:
Pengrowth Energy Corporation is an oil and gas company, which originally operated as an income trust under the name Pengrowth Energy Trust until its conversion to a corporation on December 31, 2010. Pengrowth Energy Corporation’s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares currently trade on the Toronto Stock Exchange (TSX) under the symbol PGF.UN and on the New York Stock Exchange (NYSE) under the symbol PGH. Pengrowth shares are expected to commence trading on or about January 7, 2011 on the TSX under the new symbol PGF and will commence trading on the NYSE on January 3, 2011 under the symbol PGH.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

 Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to the anticipated impact on Pengrowth’s production and expected repair time.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated March 8, 2010.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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